1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsin-chu Science Park

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 30, 2004	By	/s/ Lora Ho
Lora Ho

Vice President & Chief Financial Officer

TSMC 2004 First Quarter Report

Hsinchu, Taiwan, April 30, 2004 - Taiwan Semiconductor Manufacturing Company, Ltd. today held an investor conference to discuss results for the quarter ended March 31, 2004, where revenues reached NT$57.51 billion while net income and fully diluted earnings per share came to NT$18.79 billion and NT$0.93, respectively.

On a sequential basis, despite a 4.0 percent increase in wafer shipments, a 3.2 percent decline in wafer average selling price (ASP) combined with a 1.5 percent weaker U.S. dollar exchange rate brought 2004 first quarter revenue to a similar level of last quarter. Net income and earnings per share for the first quarter of 2004 grew 17.4 percent.

Gross Margin for the first quarter of 2004 improved slightly to 39.5 percent from 39.3 percent in the previous quarter due to higher utilization levels, while net margin improved substantially to 32.7 percent as compared to 27.7 percent previously.

Compared to the same period over last year, TSMC 2004 first quarter net sales grew 46.2 percent and net income grew substantially by 331.2 percent.

Lora Ho, TSMC vice president and chief financial officer, said “TSMC’s first quarter marks the beginning of a year where we believe TSMC will once again deliver record-breaking financial performances in terms of both top-line and bottom-line results.”

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TSMC’s 2004 first quarter results			(Unit: NT$million, except for EPS)

	1Q04 Amount*		1Q03 Amount		YoY Change %	4Q03 Amount		QoQ Change %
Net sales	57,513		39,325		46.2	57,780		-0.5
Gross profit	22,729		10,386		118.8	22,707		0.1
Income from operations	17,541		6,195		183.2	16,625		5.5
Income before tax	18,435		4,180		341.0	17,568		4.9
Net income	18,789		4,358		331.2	16,002		17.4

EPS(NT$)	0.93	**	0.21	***	342.2	0.79	****	17.4

* 2004 first quarter figures have not been approved by Board of Directors

** Based on 20,236 million weighted average outstanding shares

*** Based on 20,221 million weighted average outstanding shares

**** Based on 20,232 million weighted average outstanding shares

TSMC Spokesperson:

Ms. Lora Ho

Vice President and CFO

Tel: 886-3-566-4602

For further information, please contact:

Mr. J.H. Tzeng	Mr. Jesse Chou	Mr. Richard Chung
PR Department Manager, TSMC	Public Affairs Manager, TSMC	PR Principal Specialist, TSMC
Tel: 886-3-666-5028 (O)	Tel: 886-3-666-5029 (O)	Tel: 886-3-666-5038 (O)
886-928-882-607(Mobile)	886-932-113-258(Mobile)	886-911-258-751(Mobile)
Fax: 886-3-567-0121	Fax:03-5670121	Fax:03-5670121
E-mail: jhtzeng@tsmc.com	E-Mail: jhchoua@tsmc.com	E-Mail: cychung@tsmc.com